Exhibit 2.1


                               BIDDING PROCEDURES

          By motion dated October 10, 2003 (the "Motion"), Cone Mills Corporation ("Cone Mills"), CIPCO S.C., Inc. ("CIPCO"), Cone Foreign Trading LLC ("Cone Foreign Trading") and Cornwallis Development Co. ("Cornwallis"), the above-captioned debtors and debtors in possession (collectively, the "Debtors"), sought, among other things, approval of the process and procedures through which they will seek to determine the highest or otherwise best price for substantially all of their assets (the "Assets") alone or in combination pursuant to one or more transactions. On November __, 2003, the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") entered its order (the "Procedures Order"), which, among other things, authorized and directed the Debtors to market their assets through the process and procedures set forth below (the "Bidding Procedures") to persons that may be interested in acquiring substantially all of the Debtors' assets or one or more of the following: (w) particular surplus assets (the "Surplus Assets"), (x) the Debtors' entire denim business line or any particular substantial asset(s) associated therewith (the "Denim Line"), (y) the Debtors' entire Jacquards' business line (the "Jacquards Line") or any particular substantial asset(s) associated therewith, and/or (z) the Debtors' entire Carlisle finishing business or any particular substantial asset(s) associated therewith (the "Carlisle Line").

          On February 9, 2004 at 11:30 a.m., as further described below, in the Motion and in the Procedures Order, the Bankruptcy Court shall conduct a hearing (the "Sale Hearing") at which the Bankruptcy Court will consider entry of an order (the "Sale Order") authorizing and approving one or more Sale Transaction(s) (as defined below) pursuant to either (i) that certain amended and restated asset purchase agreement (the "Agreement"), by and between the Debtors and WL Ross & Co. LLC (the "Proposed Buyer"), as filed with the Bankruptcy Court on November __, 2003, a copy of which can be located on the Bankruptcy Court's docket at docket # __ or (ii) one or more Successful Bid(s) (as defined below) (a "Sale Transaction").

                           Participation Requirements

          Any person seeking to become a Qualified Bidder (as defined below) and submit a Qualified Bid (as defined below) must first deliver the following materials to the Debtors and their counsel:

          (i) An executed confidentiality agreement in form and substance satisfactory to the Debtors and their counsel;

          (ii) written evidence such that the Debtors may determine that such person could consummate a transaction with the Debtors, including evidence of such person's financial wherewithal (the "Financials"); and

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          (iii) a written nonbinding expression of interest ("Expression of
               Interest") regarding (i) a Sale Transaction, (ii) the purchase price range, (iii) the structure and financing of the Sale Transaction (including the amount of cash to be committed and sources of financing), (iv) whether their bid will be for substantially all of the Assets or one of more of the Surplus Assets, Denim Line, Carlisle Line or Jacquards' Line and (v) the nature and extent of additional due diligence it may wish to conduct.

          A person complying with the foregoing shall be a "Qualified Bidder" to the extent that the Debtors, in their discretion after consultation with the Creditor Stakeholders (as defined below), after taking into account all relevant financial (including the financial capability to consummate a Sale Transaction), business, legal and regulatory considerations, determine that such person is likely to consummate a Sale Transaction if selected as a Successful Bidder. Proposed Buyer is a Qualified Bidder.

          Within two (2) business days after the Debtors receive from a Potential Bidder all of the materials required above, the Debtors shall notify the Proposed Buyer, the Creditor Stakeholders and the potential bidder in writing, whether such potential bidder is a Qualified Bidder.

          The Debtors shall afford each Qualified Bidder reasonable due diligence. Neither the Debtors nor any of their affiliates (or any of their respective representatives) are obligated to furnish any information relating to the Debtors, the Assets, and/or a Sale Transaction to any person except to the Proposed Buyer or another Qualified Bidder. The Debtors shall give Proposed Buyer access to all due diligence information provided to any other Qualified Bidder.

          The Debtors shall coordinate all reasonable requests for additional information and due diligence access from Qualified Bidders. No conditions relating to the completion of due diligence shall be permitted to exist after the Bid Deadline (as defined below).

                 Notification of Solicitation of Potential Bids

          By November 12, 2003, or as soon thereafter as is practicable, the Debtors will serve (a) the Notice of Auction and Hearing by (1) first class mail, postage prepaid, to (i) each of the Creditor Stakeholders, (ii) the Office of the United States Trustee for the District of Delaware, (iii) parties in interest who have requested notice pursuant to Bankruptcy Rule 2002, and (iv) all persons with potential claims against the Debtor of at least $100,000 (based on filed proofs of claim or the Debtors' schedules or books and records); and
(2) by overnight mail upon all entities identified by the Debtors or a Creditor Stakeholder; to have expressed an interest in a transaction with the Debtors and
(b) cause the Notice of Auction and Hearing to be published once in the national edition of The New York Times and an appropriate industry trade journal(s).

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                                  Bid Deadline

          The deadline for submitting bids by a Qualified Bidder shall be January 23, 2004, at 11:59 p.m. (Eastern Time) (the "Bid Deadline").

          Prior to the Bid Deadline, a Qualified Bidder that desires to make a bid shall deliver written copies of its bid to: (a) the Debtors, 804 Green Valley Road, Suite 300, P.O. Box 26540, Greensboro, NC 27415-6540, Attention:
Neil W. Koonce, General Counsel, Facsimile: (336) 379-6972 -- With copies to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, N.Y. 10019, Attention: Kenneth M. Schneider and Andrew N. Rosenberg,
Facsimile: (212) 373-2122 and Young Conaway Stargatt & Taylor LLP, The Brandywine Building, 1000 West Street, 17th Floor, P.O. Box 391, Wilmington, DE 19899-0391, Attention: Pauline Morgan, Facsimile: (302) 571-1253; (b) WL Ross & Co. LLC, Manhattan Tower, 101 East 52nd Street, New York, NY 10022, Attention:
Wilbur L. Ross, Facsimile: (212) 317-4891 - With a copy to: Stroock & Stroock & Lavan, 180 Maiden Lane, New York, NY 10038-2696, Attention: Lewis Kruger,
Facsimile: (212) 806-1230, counsel to the Buyer; (c) Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, Attention: Richard D. Feintuch,
Facsimile: (212) 403-2248, counsel for the Debtors' prepetition bank group; (d) King & Spalding LLP, 1185 Avenue of the Americas, New York, NY 10036, Attention:
Barry Seidel, Facsimile: (212) 556-2222, counsel to Prudential; (e) Dechert LLP, 30 Rockefeller Plaza, New York, NY 10112, Attention: Glenn E. Siegel, Facsimile:
(212) 698-3599, counsel to the Bond Trustee; (f) Jones Day Reavis & Pogue, 222 East 41st Street, New York, NY 10017-6702, Attention: Paul D. Leake, Facsimile:
(212) 755-7306, counsel to the Bond Committee; and (g) Hahn & Hessen LLP, 488 Madison Avenue, New York, NY 10022, Attention: Mark Indelicato, Facsimile: (212) 478-7400 and Cozen & O'Connor, Chase Manhattan Center, Suite 1400, 1201 North Market Street, Wilmington. DE 19801, Attention: Mark E. Felger, Facsimile: (302) 295-2013, counsel to the Official Committee.

          The Debtors may, but shall in no way be obligated to , extend the Bid Deadline with respect to one or more Qualified Bidders.

                       Form and Content of a Qualified Bid

          A Qualified Bid is a written irrevocable offer from a Qualified Bidder
(i) stating that the Qualified Bidder offers to consummate a Sale Transaction, and (x) in the case of a bid for substantially all of the Assets, is pursuant to an agreement that has been marked to show amendments and modifications to the Agreement, including price and terms, that are being proposed by the Qualified Bidder (the "Marked Agreement") or (y) in all other cases, pursuant to a purchase and sale agreement (the "Purchase Agreement"); (ii) confirming that the offer shall remain open until the closing of a Sale Transaction to one or more Successful Bidders (as defined below); (iii) enclosing a copy of the proposed Marked Agreement or Purchase Agreement; and (iv) accompanied with a certified or bank check, wire transfer, or letter of credit reasonably acceptable to the

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Debtors of at least 10% of the amount of the Qualified Bid as a good faith deposit (the "Good Faith Deposit").

          In addition to the other requirements set forth in these Bidding Procedures, a bid should :

          (a) in the case of a bid for substantially all of the Assets, provide for aggregate purchase price consideration to the Debtors' estates that is at least $2.8 million greater than that provided for in Sections 1.02 and 1.04 of the Agreement (including assumption of liabilities) (the "Purchase Amount");

          (b) be on terms that are not materially more burdensome or conditional than the terms of the Agreement;

          (c) not be conditioned on obtaining financing or the outcome of any due diligence by the bidder;

          (d) not request or entitle the bidder to any breakup fee, expense reimbursement or similar type of payment;

          (e) fully disclose the identity of each entity that will be bidding for the Assets or otherwise participating in connection with such bid, and the complete terms of any such participation;

          (f) identify which liabilities of the Debtors, if any, the Qualified Bidder is assuming under the bid including, without limitation, whether such bidder proposes to assume all or any part of the Debtors' pension or employee benefit plans; and

          (g) in the case of a bid for one or more of the Surplus Assets, the Denim Line, the Jacquards' Line and/or the Carlisle Line, specify
               (i) the component asset(s) covered by the bid and (ii) whether the bid is contingent on the bidder's purchase, or any other disposition, of the Debtors' other component assets.

          The Debtors, in consultation with the Creditor Stakeholders, reserve the right to reject or accept any bid that does not provide for all of the above. A bid received from a Qualified Bidder and that meets the requirements set forth in the preceding two paragraphs will be considered a "Qualified Bid" if the Debtors believe, in their discretion after consultation with the Creditor Stakeholders, that such bid would be consummated if selected as a Successful Bid. For all purposes hereof, Proposed Buyer's offer to acquire the Assets pursuant to the Agreement shall constitute a Qualified Bid.

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                                     Auction

          If one or more Qualified Bids (other than Proposed Buyer's) are received, an auction (the "Auction") with respect to a Sale Transaction shall take place on Thursday, January 29, 2004, at 9:30 a.m. (Eastern Time) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP. If, however, no such Qualified Bids are received by the Bid Deadline, then the Auction will not be held, Proposed Buyer will be the Successful Bidder, the Agreement will be the Successful Bid, and, at the February 9, 2004, Sale Hearing, the Debtors will seek approval of and authority to consummate the Sale Transaction contemplated by the Agreement.

          Only a Qualified Bidder who has submitted a Qualified Bid will be eligible to participate at the Auction. Only the authorized representatives of each of the Qualified Bidders, the official committee of unsecured creditors appointed in these chapter 11 cases (the "Official Committee"), the Debtors' prepetition bank and insurance company lenders, the ad hoc committee of bondholders (the "Bond Committee"), the indenture trustee (the "Indenture Trustee"), the Proposed Buyer, and the Debtors shall be permitted to attend the Auction.1

          Proposed Buyer shall be entitled, in its sole and absolute discretion, to make a revised higher or better offer at any time. Proposed Buyer shall be entitled to credit bid the amount of the Breakup Fee ($1.8 million) and Expense Reimbursement (assumed for overbid purposes only to equal ($500,000) in connection with any such revised offer made by Proposed Buyer. Proposed Buyer shall not be required to submit a Good Faith Deposit under these Bidding Procedures in connection with any such revised offer.

          The Debtors, in their discretion, may adopt rules for the Auction at or prior to the Auction that will better promote the goals of the Auction and that are not inconsistent with any of the provisions of the Procedures Order. If the only Qualified Bids are for substantially all of the Assets, (x) to the extent practicable, all such rules will provide that all bids shall be made and received in one room, on an open basis, and all other bidders for substantially all of the Assets shall be entitled to be present for all bidding with the understanding that the true identity of each bidder (i.e., the principals submitting each bid) shall be fully disclosed to all other bidders and that all material terms of each Qualified Bid will be fully disclosed to all other bidders throughout the entire Auction and (y) the bidding at the Auction shall start at the purchase price stated in the highest or otherwise best Qualified Bid as disclosed to all Qualified Bidders prior to commencement of the Auction, and continue in increments of at least $500,000.


___________________

1     The "Creditor Stakeholders," as used herein, means, collectively, the
Debtors' prepetition bank and insurance lenders, the Indenture Trustee, the Bond Committee, and the Official Committee.

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          At the Auction, Qualified Bidders will be permitted to increase their bids. Immediately prior to concluding the Auction, the Debtors shall (i) review each Qualified Bid on the basis of its financial and contractual terms, the amount of the Qualified Bid, the value that such Qualified Bid is likely to confer upon the Debtors' estates, the effect that such Qualified Bid is likely to have on creditor recoveries in the Debtors' chapter 11 cases, the value of all of the Qualified Bids which are not for substantially all of the Assets as compared to the value of any Qualified Bid for substantially all of the Assets, and the best interests of the Debtors' stakeholders, including, without limitation, those factors affecting the speed and certainty of consummating a Sale Transaction and (ii) after consultation with the Creditor Stakeholders, determine and identify the highest or best Qualified Bids (the "Successful Bids") and the next highest or otherwise best offers after the Successful Bids (the "Next Highest Bid"). Any bid submitted after the conclusion of the Auction shall not be considered for any purpose.

                          Acceptance of Qualified Bids

          On February 9, 2004, at 11:30 a.m. (Eastern Time), the Debtors shall present the results of the Auction together with the Successful Bid(s) to the Bankruptcy Court at the Sale Hearing, at which, in accordance with the Debtors' fiduciary duties, certain findings of the Bankruptcy Court will be sought regarding the Auction, including, among other things, that (i) the Auction was conducted and the Successful Bidder(s) was selected in accordance with these Bidding Procedures, (ii) the Auction was fair in substance and procedure, and
(iii) consummation of the Sale Transaction(s) contemplated by the Successful Bid(s) will provide the highest or best value for the Assets and is in the best interests of the Debtors and their estates.

          In the event that, for any reason, the Successful Bidder(s) fails to close the Sale Transaction(s) contemplated by their Successful Bids, then, without notice to any other party or further court order, the Debtors shall be authorized, but not required, to close with the Qualified Bidder(s) that submitted the Next Highest Bid(s).

                          Return of Good Faith Deposit

          Except as otherwise provided in this paragraph with respect to the Successful Bidder(s) and the Next Highest Bidder(s), the Good Faith Deposits of all Qualified Bidders required to submit such a deposit under the Bidding Procedures shall be returned upon or within one (1) business day after the Auction or as soon as practicable thereafter. The Good Faith Deposit of the Successful Bidder(s) shall be held until the closing of a Sale Transaction and applied in accordance with the Successful Bid(s). The Good Faith Deposit of the Next Highest Bidder(s) shall be retained in escrow until 48 hours after the closing of a Sale Transaction. Pending their return, the Good Faith Deposit of the Successful Bidder(s) and the Next Highest Bidder(s) shall be maintained in an interest bearing escrow account. If the Successful Bidder(s) or Next Highest Bidder(s) does not close after the entry of the Sale Order, the Debtors shall retain such Successful Bidder's or Next Highest Bidder's Good Faith Deposits.

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                              Reservation of Rights

          The Debtors reserve the right, in consultation with the Creditor Stakeholders, and as they may determine to be in the best interests of their estates, to (i) waive terms and conditions set forth herein with respect to any or all potential bidders, (ii) impose additional terms and conditions with respect to any or all potential bidders, (iii) distribute or not distribute copies of other Qualified Bids to other Qualified Bidders (other than to the Proposed Buyer) prior to or during the Auction, (iv) exclude any Qualified Bidder for less than substantially all of the Debtors' Assets if the amount of such Qualified Bidder's bid is not within an acceptable range.

















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